Exhibit 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of North American Energy Partners Inc.
We consent to the inclusion in this annual report on Form 40-F of:
–	our Report of Independent Registered Public Accounting Firm dated June 20, 2008 on the consolidated balance sheets of North American Energy Partners Inc. (“the Company”) as at March 31, 2008 and 2007, and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in three-year period ended March 31, 2008
–	our Report of Independent Registered Public Accounting Firm dated June 20, 2008 on the Company’s internal control over financial reporting as of March 31, 2008 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended March 31, 2008.
/s/ KPMG LLP
Chartered Accountants
Edmonton, Canada
June 23, 2008